UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly Held Company

Brazilian Taxpayers’ Number (CNPJ): 06.948.969/0001-75

NIRE: 35.300.316.584

NOTICE TO THE MARKET

Linx S.A. (“Linx” or “Company”) (B3: LINX3 | NYSE: LINX), in accordance with article 157, paragraph four of Law No. 6.404/76 and CVM Ruling No. 358, of January 3, 2002, in addition to the material facts released by the Company on November 17, 2020 and on March 19, 2021, as well as the notice to the market released by the Company on April 7, 2021, informs its shareholders and the market in general that, in the context of the business combination of Linx and STNE Participações S.A. (jointly, the “Companies”), subject of the Association Agreement entered into on August 11, 2020, as amended (“Association Agreement”) (“Transaction”), that CADE’s Administrative Tribunal postponed for up to 90 (ninety) days the term for its analysis to allow the inclusion of Concentration Act No. 08700.003969/2020-17, which subject matter is the Transaction, in CADE’s trial docket of the 179th Ordinary Session of CADE’s Administrative Tribunal, which will occur on June 16, 2021, as per the dispatch of CADE’s rapporteur commissioner approved on the 177th Ordinary Session of CADE’s Administrative Tribunal, which occurred on May 12, 2021.

The Company will maintain its shareholders and the market in general informed as to the developments of the referred proceeding and the final decision to be granted by CADE’s Administrative Tribunal. Until the final approval by CADE occurs, the Companies will continue to operate independently.

São Paulo, May 26, 2021.

LINX S.A.

Ramatis Rodrigues

Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2021

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer